Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Enventis Corporation
Commission File No.: 0-13721

To:	All Consolidated Communications Employees

From:	Bob Currey, Chairman and CEO

Bob Udell, President and COO

Date:	June 30, 2014

Re:	Enventis Announcement

We were very pleased to announce this morning that we entered into a definitive agreement for Enventis Corporation (Nasdaq: ENVE) to merge with Consolidated Communications.

Headquartered in Mankato, Minnesota, Enventis is a leading communications provider in the upper Midwest.  With roots similar to Consolidated Communications, Enventis, which you may know previously as Hickory Tech, was originally founded by a group of entrepreneurs in 1898 and has evolved into a leading provider of high-quality telecommunications and broadband services.

Like CCI, Enventis offers a wide array of communication services. For business customers, this includes broadband solutions, voice, IP, managed and hosted services and equipment solutions. The company's multi-state fiber network spans more than 4,200 fiber route miles and is one of the most extensive in Minnesota, with fiber throughout the state and metro rings in major business centers. The company also offers residential services of broadband Internet, Digital TV and voice services in their core ILEC territory, which covers 34 communities across southern Minnesota, northwest Iowa and Urbandale, Iowa.

The company has about 500 employees with business offices located in Mankato, Edina, Plymouth, Rochester and Duluth Minn.; Fargo, North Dakota; and Iowa locations of Rock Rapids and Urbandale.  Much like CCI, Enventis serves customers of all sizes, ranging from residential through commercial, to service providers and carriers across its own regional fiber network which extends throughout Minnesota and into Iowa, North Dakota, South Dakota and Wisconsin.  With common challenges and customer demands, Enventis and its team complement our current business and we’ll benefit from increased size, scale and geographic diversity, as we have by following our strategy with previous acquisitions.

While it’s hard to believe that it’s been more than two years since we merged SureWest and Consolidated Communications, and knowing that billing integration is not yet complete, we’re amazed and pleased at what has been accomplished and we can see the end in sight of those significant integration projects.  For that, we want to express a heartfelt thank you to everyone who has contributed and continues to work diligently on finishing our platform integration while also growing our broadband business in all states.  It’s been an impressive undertaking.

That being said, we believe we’re ready for this acquisition and that it’s a good fit and opportunity for CCI, but we must be mindful of the integration work still underway; therefore, we will pace this integration so we don’t compromise quality or overtax our employees.  It’s important that we strike a balance between aggressively achieving efficiencies and maintaining high quality services for our customers.  We’ll listen to you and collaboratively prioritize projects that make the best sense to meet our collective goals.

We expect the transaction to close sometime in the fourth quarter.  As essential information becomes available about the sale closing and integration process, we will provide updates. Questions should be directed to your supervisor or you may use the Corporate Communications Comment Box on the intranet.

As always, if you receive any inquiries from the media or other third parties, please forward them to Laura ZuHone in Corporate Communications at laura.zuhone@consolidated.com or 217-234-5965.

It’s an exciting time to be a part of the Consolidated Communications team, and the acquisition of Enventis is another positive step in the evolution of our Company.  Thanks to all of you for your diligence and hard work to provide products and services of which we can be proud and for all your contributions to our company’s future.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this report are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of Enventis and successfully integrate Enventis’ operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of Enventis, including economic and financial market conditions generally and economic conditions in the Company’s and Enventis’ service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and Enventis’ network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and Enventis’ filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this report.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and Enventis will file with the Securities and Exchange Commission.  Investors in the Company or Enventis are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company and Enventis with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to Enventis Corporation, P.O. Box 3248, Mankato, MN 56002, Attention: Investor Relations.  A final proxy statement or prospectus/proxy statement will be mailed to the Company’s stockholders and Enventis’ shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and Enventis, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for its 2014 annual meeting of stockholders.  Information about the directors and executive officers of Enventis is set forth in its proxy statement for its 2014 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.